September 15, 2022

Bradley Ecker, Esq. Jay Ingram, Esq. United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, DC 20549-3010
Re:	ALR Technologies SG Pte. Ltd. Amendment No. 3 to Registration Statement on Form F-4 Filed on September 8, 2022 File No. 333-265166

Dear Mr. Ecker and Mr. Ingram:

Pursuant to a September 14, 2022 telephone conference between the undersigned and Mr. Ecker, the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) requested that our client, ALR Technologies SG Pte. Ltd. (the “Company”), file a copy of the Loan Agreement included as Exhibit 10.6 to Amendment 3 to the Registration Statement on Form F-4 filed by the Company on September 8, 2022 (“Amendment 3”) with Section 5.a. unredacted and update the disclosures in Amendment 3 related to the Loan Agreement to include the information from such Section 5.a. (the “Staff Comments”). This letter sets forth our response with respect to the Staff Comments. For your convenience, the references in our response to page numbers are to Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment 4”) and to the prospectus included therein.

The Company respectfully notes the Staff Comments related to the Loan Agreement and in response has filed concurrently with this response letter Amendment 4, which (i) includes an updated version of the Loan Agreement filed as Exhibit 10.6, with Section 5.a. of such Loan Agreement unredacted, and (ii) updates the disclosures regarding the Loan Agreement on page 62 to include the information contained in Section 5.a. of the Loan Agreement.

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If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (435) 674 0400 or rick.guerisoli@dentons.com.

Very truly yours, /s/ Rick Guerisoli Rick Guerisoli

cc: Steve Brassard

ALR Technologies SG Pte. Ltd.